Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

July 23, 2010





Our contact
Petter Mattsson

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published on July 23, 2010.

Best regards,

Skanska AB

Petter Mattsson

Published	Item	Document name	Required by
July 23, 2010	Press Release	Six Month Report, January-June 2010	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 10 448 8900
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp ID no. 556000-4615

Public company (publ)

PRESSRELEASE

July 23, 2010

8:00 a.m. CET

Six Month Report, January–June 2010
Group highlights according to segment reporting

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009
Revenue	56,344	65,014	30,498	34,900
of which revenue from divestments of properties in Commercial Development	*2,370*	*788*	*796*	*535*
Operating income	2,374	2,057	1,454	1,531
of which gains from divestments of properties in Commercial Development	*437*	*298*	*203*	*277*
Income after financial items	2,398	1,958	1,462	1,509
Profit for the period	1,727	1,421	1,053	1,123
Earnings for the period per share , SEK [1]	4.18	3.40	2.53	2.70
Earnings for the period per share according to IFRS, SEK [1]	3.77	4.87	2.25	4.02
Return on equity according to segment reporting, % [2]	20.8	15.9		
Operating cash flow before taxes, financing operations and dividends	1,419	939	445	2,504
Order bookings, SEK bn [3]	72.5	61.7	46.8	37.6
Order backlog, SEK bn [3]	160.4	144.0		

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion
2 Rolling 12 months
3 Refers to Construction

January–June 2010 compared to January–June 2009

Accounting principles, segment and IFRS reporting, see page 4

- Revenue amounted to SEK 56.3 (65.0) billion.
- Revenue in Construction decreased by 20 percent in Swedish kronor, and by 15 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 2,374 M (2,057), an improvement of 15 percent.
- Operating income in Construction decreased by 18 percent and totaled SEK 1,693 M (2,077). Operating margin improved and amounted to 3.3 (3.2) percent.
- Income after financial items amounted to SEK 2,398 M (1,958), an improvement of 22 percent.
- Profit for the period totaled SEK 1,727 M (1,421).
- Earnings per share totaled SEK 4.18 (3.40) according to segment reporting, and SEK 3.77 (4.87) according to IFRSs.
- Operating cash flow before taxes, financing activities and dividends amounted to SEK 1,419 M (939).
- Order bookings increased by 17 percent and totaled SEK 72.5 (61.7) billion. Adjusted for currency rate effects, order bookings increased by 23 percent.
- Order backlog totaled SEK 160.4 (144.0) billion, equivalent to 16 (13) months of construction.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 10 448 8832
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10 448 8851
Karin Lepasoon, Executive Vice President, Communications & IR, Skanska AB, tel +46 10 448 8874
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 8838, cell phone +46 70 543 88 38

This report will also be presented at a telephone conference at 11:00 a.m. CET on July 23.

The telephone conference will also be audiocast live at www.skanska.com/investors, where a recording of the conference will be available later as well.

To participate in the telephone conference, please dial +46 8 505 598 53, +44 203 043 2436 or +1 866 458 4087.

This and previous releases can also be found at www.skanska.com/investors.

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Market Act.

Comments from Skanska's President and CEO Johan Karlström:

- We can now state that the positive trend in the first quarter of order bookings continued during the second quarter, when we were awarded a number of strategically important projects, among them the largest-ever project in Skanska's history, the New Karolinska Solna hospital.
- The second quarter showed improved earnings compared to last year, primarily due to strong earnings from Skanska's development operations and because Construction as a whole is continuing to contribute good margins.
- Revenue during the first half of 2010 was still adversely affected by the weak order bookings during 2008 and 2009. In light of good order bookings during the first half and market developments, we estimate that during the second half of 2010 we will have the same level of revenue in local currencies as in the corresponding period of 2009.
- The housing market in the Nordic countries has developed well, and our assessment is that the trend will continue to be positive for the rest of the year. During the first half, we have started 1,640 (241) residential units and sold 1,335 (974) units in the Nordics at stable price levels.
- We are seeing greater interest from the market in commercial real estate investments, especially modern green properties. During the second quarter we sold a property in Poland, and just after the end of the quarter we sold two more properties in Sweden. Meanwhile we are increasing our ambition to invest in new office projects.
- We are taking advantage of the strength of the Group by combining expertise from our various business units, most recently in the third quarter in conjunction with our assignment to develop and construct the new headquarters of the Swedish Security Service in Solna. During the second quarter, Skanska was also awarded to develop and construct a combined congress center, concert hall and hotel in Malmö, Sweden and the three public-private partnership (PPP) assignments: the New Karolinska Solna hospital, Sweden, the Antofagasta highway in Chile and three schools in Essex, United Kingdom.

Market outlook

Construction

Generally speaking, the market for private building construction has improved somewhat, especially in the Nordic countries. In certain building construction segments such as healthcare, education and public administration, the demand for construction services is relatively good.

Civil construction markets are continuing to show a relatively stable trend in most of our markets. We often see a large number of bidders for small and medium-sized projects, however, which means tight bidding margins.

In the U.K., the Czech Republic and Slovakia, we are seeing the effects of cuts in public spending, which will probably result in reduced public construction investments.

Residential Development

The housing market has continued to perform well in all Nordic markets, with good demand and a stable price trend, and the Nordic housing market is expected to remain stable. In the Czech Republic the market has shown some improvement, while it remains weak in Slovakia.

Commercial Development

Vacancy rates have stabilized in the office markets in Stockholm and in the Central European cities where we have operations, while vacancy rates in other Nordic markets are continuing to increase somewhat. Demand for high-volume retail space remains weak. Yield requirements by property investors are stable, and in some markets they are tending to decline somewhat. Interest in carrying out property transactions is continuing to increase.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the United Kingdom has weakened because of uncertainty due to the British budget situation. In other European markets, the supply of projects is more limited, although interest in PPP solutions is improving. As financial markets have become more stable, the prerequisites for new PPP projects have also become better. There is a potential for new projects in the United States, but the lead times for these are difficult to predict.

Order bookings and backlog, SEK bn


175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q2 08
Q3 08
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings increased by 17 percent compared to last year, totaling SEK 72.5 (61.7) billion. Adjusted for currency rate effects, order bookings increased by 23 percent. Order bookings in SEK were also 19 (-13) percent higher than revenue during the latest 12 months. Order bookings for the second quarter of 2010 included several major projects as shown below. During the comparative period of 2009, order bookings included about SEK 6 billion related to Skanska UK's construction contract for the M25 orbital road in London.

Presented below are some of the second quarter's major projects that were included in order bookings.

In Sweden, Skanska was chosen to develop and construct the new university hospital New Karolinska Solna (NKS) in a public-private partnership (PPP). The construction contract amounts to approximately SEK 14.5 billion and is Skanska's largest-ever assignment. Skanska's investment in the equity of the project company will total SEK 600 M. The assignment will be carried out jointly by the Group's Swedish and British construction units, with Skanska Sweden responsible for 70 percent and Skanska UK responsible for 30 percent of the contract amount.

Skanska Sweden was also commissioned to develop and construct a combined congress, hotel and concert hall facility in Malmö. The construction contract is worth about SEK 1.4 billion. Skanska is investing a total of SEK 900 M in the congress and hotel facility as well as building rights. The building rights, which are being acquired from the City of Malmö, total about 35,000 sq. m (377,000 sq. ft.) and are for office and residential space adjacent to the facility.

In the United Kingdom, Skanska UK received an assignment to construct three new schools in Essex. The construction contract amounts to about SEK 780 M and is being carried out as a Private Finance Initiative (PFI) included in the UK Government's Building Schools for the Future (BSF) program. The customer is the Essex County Council.

Skanska UK was also awarded a contract to design and construct a new prison in London. The contract amount is about SEK 1.2 billion. The contract was signed with BWP Project Services Ltd, which is managed by Barclays Infrastructure Funds Management Ltd.

In Norway, Skanska was commissioned to construct a new office building for Statoil in Oslo. The contract amount is approximately SEK 1.6 billion.

In the United States, Skanska was awarded an assignment to build a highway viaduct in Seattle, Washington. The contract is worth about SEK 840 M and is Skanska's first road assignment in the northwestern U.S. The project will be conducted by Skanska USA Building and Skanska USA Civil, and the customer is the Washington State Department of Transportation.

Skanska USA also secured the assignment to assume responsibility for construction management in the expansion of a hospital in Napa County, California, with a contract amounting to about SEK 570 M.

In Latin America, Skanska was awarded a design and construction contract related to new construction and upgrading of a highway in the Antofagasta district of Chile. This order is worth about SEK 1.8 billion and will be carried out as a public-private partnership for Skanska Infrastructure Development. Skanska is currently the sole owner of the project company, which is expected to invest about SEK 780 M of equity in the project.

Order backlog

Order backlog increased by 11 percent and totaled SEK 160.4 (144.0) billion at the end of the second quarter. Adjusted for currency rate effects, order backlog increased by 16 percent. Order backlog was equivalent to about 16 (13) months of construction.

New accounting principles

For the Group, this interim report has been prepared in compliance with IAS 34, "Interim Financial Reporting," the Annual Accounts Act and the Securities Market Act. For the Parent Company, the interim report has been prepared in compliance with the Annual Accounts Act and the Securities Market Act, which is pursuant to the Swedish Financial Reporting Board's Recommendation RFR 2.3.

As stated in Skanska's Annual Report for 2009, IFRIC 12, "Service Concession Arrangements," IFRIC 15, "Agreements for the Construction of Real Estate," IFRIC 16, "Hedges of a Net Investment in a Foreign Operation," the revised IFRS 3, "Business Combinations," and the amended IAS 27, "Consolidated and Separate Financial Statements" shall begin to be applied effective from 2010. Due to the introduction of IFRIC 15, segment reporting of Residential Development and Commercial Development has been prepared using a principle that diverges from the principle applied when preparing the consolidated income statement. IFRIC 12 and IFRIC 15, as well as this segment reporting principle, have led to changes in comparative figures.

The press release "New segment reporting and new accounting principles for the Skanska Group," published on April 19, 2010 (available at www.skanska.com) provides an account of the implications of IFRIC 12 and IFRIC 15 for Skanska, and it presents restated comparative figures.

Segments and IFRS reporting

Segment reporting

Effective from January 1, 2010, the Group is reporting its Residential Development and Commercial Development segments according to a new segment reporting method. The new segment reporting method recognizes revenue and gains on the divestment of properties, residential as well as commercial, when binding sales contracts are signed. When reporting in compliance with IFRIC 15, revenue and gains on divestment of properties are recognized when the purchaser takes possession of the property or residential unit, which may occur up to two years after the sales contract is signed. Revenue and capital gains on the divestment of properties were previously recognized successively after the signing of the sales contract and according to the percentage of completion.

The new segment reporting method reflects Skanska's operations better than IFRIC 15. The Senior Executive Team and the Board of Directors monitor operations based on segment reporting, and this will also serve as the primary basis for dividend decisions. The design of the Group's incentive programs also mainly follows operating segment reporting.

Skanska's business streams – Construction, Residential Development, Commercial Development and Infrastructure – are reported as operating segments. Tables in this report that refer to segment reporting are shown with a shaded background.

Construction includes both building construction and civil construction. Revenue and earnings are reported successively as a project accrues, in compliance with IFRSs and consistent with previous reporting.

Residential Development develops residential projects for immediate sale. Residential units are adapted to selected customer categories. The units are responsible for planning and selling their projects. The construction assignments are performed by construction units in the Construction business stream in each respective market. Revenue and earnings are recognized when binding contracts are signed for the sale of residential units.

Commercial Development initiates, develops, leases and divests commercial property projects. Project development focuses on office buildings, shopping malls and logistics properties located in Stockholm, Gothenburg, the Öresund region of southern Sweden and eastern Denmark, Helsinki (Finland), Prague and Ostrava (Czech Republic), Budapest (Hungary), Warsaw (Poland) as well as selected cities in the United States and certain regional centers in Poland. In most markets, construction assignments are performed by Skanska's Construction segment. Commercial Development revenue and earnings are recognized when binding contracts are signed for the sale of properties.

Infrastructure Development specializes in identifying, developing and investing in privately financed infrastructure projects, such as highways, hospitals and power generating plants. The business stream focuses on creating new potential projects mainly in the markets where the Group has operations. Construction assignments are performed in most markets by Skanska's construction units. Revenue and earnings are recognized in compliance with IFRSs.

All recognition of items in the statement of financial position and cash flows will occur in compliance with IFRSs.

Intra-Group pricing between operating segments occurs on market terms.

Reporting in compliance with IFRSs

Revenue and earnings reporting for Construction and Infrastructure Development are the same for segments and IFRSs.

The statements of financial position and cash flow are presented in accordance with IFRSs.

Revenue and earnings

Performance analysis, segment reporting

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009
Revenue				
Construction	51,811	64,476	28,561	34,007
Residential Development	3,694	2,937	2,087	1,610
Commercial Development	2,738	1,342	970	951
Infrastructure Development	104	102	76	90
Central and eliminations	-2,003	-3,843	-1,196	-1,758
Skanska Group	**56,344**	**65,014**	**30,498**	**34,900**
Operating income				
Construction	1,693	2,077	1,135	1,351
Residential Development	331	-122	233	-58
Commercial Development [1]	454	261	181	246
Infrastructure Development	263	152	121	152
Central	-376	-299	-228	-155
Eliminations [1]	9	-12	12	-5
Operating income	**2,374**	**2,057**	**1,454**	**1,531**
Net financial items	**24**	**-99**	**8**	**-22**
Income after financial items	**2,398**	**1,958**	**1,462**	**1,509**
Taxes	-671	-537	-409	-386
Profit for the period	**1,727**	**1,421**	**1,053**	**1,123**
Earnings for the period per share, SEK [2]	4.18	3.40	2.53	2.70
Earnings for the period per share according to IFRS, SEK [2]	3.77	4.87	2.25	4.02
1 Of which gains from divestments of commercial properties reported in:				
Commercial Development	377	270	158	255
Eliminations	60	28	45	22

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

The Group

Revenue declined by 13 percent to SEK 56.3 (65.0) billion, primarily due to decreased revenue in Construction. In local currencies, the revenue decline was 8 percent.

Operating income amounted to SEK 2,374 M (2,057), with Residential Development accounting for the largest improvement compared to last year. Earnings in Commercial Development and Infrastructure Development also improved significantly compared to last year. Earnings in Construction decreased at the pace of the downturn in revenue. Currency rate effects lowered operating income by SEK 81 M.

Central expenses, including businesses that are being closed down, totaled SEK -376 M (-299). Units that are being closed down affected earnings in the amount of SEK -54 M (-1), mainly related to Skanska's former residential operations in Denmark. Net financial items totaled SEK 24 M (-99). For a specification of the items included in this figure, see page 14.

Income after financial items amounted to SEK 2,398 M (1,958). Taxes for the period amounted to SEK -671 M (-537), equivalent to a tax rate of about 28 (28) percent. Profit for the period totaled SEK 1,727 M (1,421). Earnings per share for the period according to segment reporting amounted to SEK 4.18 (3.40). Earnings per share according to IFRSs amounted to SEK 3.77 (4.87).

Construction

Revenue declined by 20 percent. Adjusted for currency rate effects, the decrease was 15 percent.

In the Construction business stream, operating income decreased by 18 percent and amounted to SEK 1,693 M (2,077). Operating margin improved compared to last year and amounted to 3.3 (3.2) percent. There were net project write ups primarily in Skanska Sweden,Skanska USA Civil and Skanska Poland, while net project writedowns occurred primarily in Skanska Finland, Skanska Norway and Skanska Latin America. Skanska UK carried out project writedowns in the Utilities unit, while project write ups occurred in PFI (PPP) projects. In Norway, Skanska benefited from a positive nonrecurring effect of SEK 102 M due to changes in the Norwegian pension system. The financial close of New Karolinska Solna had an impact on earnings, in the form of recovered bidding costs, totaling SEK 123 M in the second quarter and SEK 56 M in the first half.

Residential Development

In Residential Development, operating income totaled SEK 331 M (-122). The operating margin in this business stream amounted to 9.0 (neg) percent. Sales and the number of project start-ups developed favorably, with good earnings and margins in all units. Operating income included SEK 54 M in income from joint ventures and associated companies.

Commercial Development

Operating income in Commercial Development totaled SEK 454 M (261). During the period, the business stream carried out divestments worth SEK 2,370 M (788). Its operating income included capital gains from property divestments amounting to SEK 377 M (270).

Infrastructure Development

Operating income in Infrastructure Development totaled SEK 263 M (152). Income was favorably affected in the amount of SEK 97 M by the business stream's divestment of Orkdalsvegen E39 road in Norway. The financial close of New Karolinska Solna had an impact on earnings, in the form of recovered bidding costs, totaling SEK 18 M in the second quarter and SEK 12 M in the first half. Additional earnings from previous divestments totaled SEK 86 M.

Operating cash flow and changes in interest-bearing net receivables

Cash flow before taxes, financing operations and dividends amounted to SEK 1,419 M (939).

In Construction, cash flow totaled SEK 1,088 M (-113). The stronger cash flow was due to a lower seasonal increase in working capital than last year.

In Residential Development, cash flow amounted to SEK -607 M (932). This weak cash flow was, above all, due to a smaller number of units handed over as well as increased investments in land and ongoing projects. In Commercial Development, cash flow from business operations totaled SEK 1,475 M (690), with positive cash flow primarily because the purchaser took possession of a number of properties during the period. In Infrastructure Development, cash flow totaled SEK -29 M (-115).

Taxes paid amounted to SEK -900 M (-702). Cash flow before changes in interest-bearing receivables and liabilities totaled SEK -2,062 M (-2,027). The change in pension liability in defined benefit pension plans amounted to SEK -593 M (-87). The change in interest-bearing net receivables totaled SEK -1,981 M (-2,485).

Consolidated operating cash flow statement

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Cash flow before change in interest -bearing receivables and liabilities	**-2,062**	**-2,027**	**-2,328**	**-139**	**3,280**	**3,315**
Change in interest-bearing receivables and liabilities	-2,165	145	-211	545	-3,927	-1,617
Cash flow for the period	**-4,227**	**-1,882**	**-2,539**	**406**	**-647**	**1,698**
Cash and cash equivalents at the beginning of the period	9,409	7,881	7,695	5,815	6,013	7,881
Exchange rate differences in cash and cash equivalents	156	14	182	-208	-28	-170
Cash and cash equivalents at the end of the period	**5,338**	**6,013**	**5,338**	**6,013**	**5,338**	**9,409**

Summary cash flow statement

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Cash flow from operating activities	929	973	526	2,561	7,531	7,575
Cash flow from investing activities	-1,558	-1,038	-371	221	-3,651	-3,131
Cash flow from financing activities	-3,598	-1,817	-2,694	-2,376	-4,527	-2,746
Cash flow for the period	**-4,227**	**-1,882**	**-2,539**	**406**	**-647**	**1,698**

Operating cash flow and changes in interest-bearing net receivables

Mkr	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009 Jun 2010	Jan-dec 2009
Construction						
Cash flow from business operations	2,385	2,876	1,569	1,761	6,118	6,608
Change in working capital	-768	-2,473	-943	-793	2,956	1,252
Net investments	-529	-458	-389	-222	-964	-893
Cash flow adjustment	0	-58	0	4	314	256
Total Construction	**1,088**	**-113**	**237**	**750**	**8,424**	**7,223**
Residential Development						
Cash flow from business operations	-258	-290	-46	-183	-420	-452
Change in working capital	-269	-165	603	-412	-1,460	-1,355
Net investments	-12	1,474	-483	1,440	1,042	2,528
Cash flow adjustment	-68	-87	-62	10	-240	-260
Total Residential Development	**-607**	**932**	**12**	**855**	**-1,078**	**461**
Commercial Development						
Cash flow from business operations	78	40	22	31	156	118
Change in working capital	197	754	460	507	119	676
Net investments	1,416	-22	345	910	1,424	-14
Cash flow adjustment	-216	-82	-195	-150	-145	-11
Total Commercial Development	**1,475**	**690**	**632**	**1,298**	**1,554**	**769**
Infrastructure Development						
Cash flow from business operations	-26	-8	6	37	-52	-35
Change in working capital	-126	15	-104	-14	-78	63
Net investments	123	-122	55	-92	-64	-308
Cash flow adjustment	0	0	0	0	0	0
Total Infrastructure Development	**-29**	**-115**	**-43**	**-69**	**-194**	**-280**
Central and eliminations						
Cash flow from business operations	-409	-305	-267	-179	-765	-660
Change in working capital	-140	-150	-162	-148	-222	-233
Net investments	41	5	36	1	42	6
Cash flow adjustment	0	0	0	0	0	0
Total central and eliminations	**-508**	**-450**	**-393**	**-326**	**-945**	**-887**
Total Cash flow from business operations	1,770	2,313	1,284	1,467	5,037	5,579
Total Change in working capital	-1,106	-2,019	-146	-860	1,315	403
Total Net investments	1,039	877	-436	2,037	1,480	1,319
Total Cash flow adjustment	-284	-227	-257	-136	-71	-15
Total	**1,419**	**944**	**445**	**2,508**	**7,761**	**7,286**
Taxes paid in business operations	-900	-698	-252	-396	-1,302	-1,100
Cash flow from business operations	**519**	**246**	**193**	**2,112**	**6,459**	**6,186**
Net interest items and other net financial items	99	-12	183	15	-268	-379
Taxes paid in financing operations	0	-4	-25	-15	118	114
Cash flow from financing operations	**99**	**-16**	**158**	**0**	**-150**	**-265**
CASH FLOW FROM OPERATIONS	**618**	**230**	**351**	**2,112**	**6,309**	**5,921**
Net strategic investments	0	-5	0	-4	-56	-61
Taxes paid on strategic divestments	0	0	0	0	0	0
Cash flow from strategic investments	**0**	**-5**	**0**	**-4**	**-56**	**-61**
Dividend etc.[1]	-2,680	-2,252	-2,679	-2,247	-2,973	-2,545
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-2,062**	**-2,027**	**-2,328**	**-139**	**3,280**	**3,315**
Translation differences, net receivables/net debt	618	-241	474	-360	331	-528
Change in pension liability	-593	-87	-827	461	184	690
Reclassification, interest-bearing net receivables/net debt	4	9	4	0	222	227
Interest-bearing liabilites acquired/divested	0	0	0	0	0	0
Other changes, interest-bearing net receivables/net debt	52	-139	-45	-65	72	-119
CHANGE IN INTEREST-BEARING NET RECEIVABLES	**-1,981**	**-2,485**	**-2,722**	**-103**	**4,089**	**3,585**
1) of which repurchases of shares	-95	-62	-95	-62	-388	-355

Summary statement of financial position

SEK M	Jun 30 2010	Jun 30 2009	Dec 31 2009
ASSETS			
Non-current assets			
Property, plant and equipment	6,124	6,815	6,303
Goodwill	4,306	4,784	4,363
Intangible assets	174	228	208
Investments in joint ventures and associated companies	2,626	2,691	2,541
Financial non-current assets [1]	1,470	567	1,042
Deferred tax assets	1,459	1,845	1,555
Total non-current assets	**16,159**	**16,930**	**16,012**
Current assets			
Current-asset properties [3]	21,635	23,628	22,970
Inventories	936	1,260	835
Financial current assets [2]	6,823	6,089	5,594
Tax assets	520	814	533
Gross amount due from customers for contract work	5,327	6,135	4,617
Trade and other receivables	23,311	26,302	23,795
Cash	5,338	6,013	9,409
Total current assets	**63,890**	**70,241**	**67,753**
TOTAL ASSETS	**80,049**	**87,171**	**83,765**
of which interest-bearing non-current assets	*1,421*	*495*	*987*
of which other interest-bearing current assets	*11,919*	*11,903*	*14,783*
Total interest-bearing assets	*13,340*	*12,398*	*15,770*
EQUITY			
Equity attributable to equity holders	17,974	18,115	19,997
Non-controlling interests	159	181	170
Total equity	**18,133**	**18,296**	**20,167**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities	1,663	1,769	1,913
Pensions	2,571	3,173	2,218
Deferred tax liabilities	1,514	1,724	1,535
Non-current provisions	37	69	53
Total non-current liabilities	**5,785**	**6,735**	**5,719**
Current liabilities			
Financial current liabilities [2]	3,276	5,804	3,706
Tax liabilities	580	530	1,064
Current provisions	5,209	4,463	5,012
Gross amount due to customers for contract work	18,232	17,082	16,899
Trade and other payables	28,834	34,261	31,198
Total current liabilities	**56,131**	**62,140**	**57,879**
TOTAL EQUITY AND LIABILITIES	**80,049**	**87,171**	**83,765**
of which interest-bearing financial liabilities	*4,603*	*7,115*	*5,387*
of which interest-bearing pensions and provisions	*2,628*	*3,262*	*2,292*
Total interest-bearing liabilities	*7,231*	*10,377*	*7,679*

1 of which shares	49	73	55
2 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts:			
Financial current assets	243	200	220
Financial current liabilities	336	458	232
3 Current-asset properties			
Commercial Development	11,550	12,689	12,842
Residential Development	10,085	10,939	10,128
	21,635	23,628	22,970

Financial position

Reported in compliance with IFRSs

Skanska has a strong financial position, with interest-bearing net receivables of SEK 6.1 (Dec. 31, 2009: 8.1) billion and an unutilized long-term credit facility of SEK 7.1 billion that runs through June 2014. Interest-bearing loans plus interest-bearing pension liabilities and provisions totaled SEK 7.2 (Dec. 31, 2009: 7.7) billion. Of this amount, construction loans to cooperative housing associations amounted to SEK 1.2 billion, and interest-bearing pension liabilities and provisions amounted to SEK 2.6 (Dec. 31, 2009: 2.3) billion.

At the end of the period, capital employed amounted to SEK 25.4 (Dec. 31, 2009: 27.8) billion. Return on capital employed amounted to 20.2 percent.

The equity of the Group totaled SEK 18.1 (Dec. 31, 2009: 20.2) billion. The net debt/equity ratio amounted to -0.3 (Dec. 31, 2009: -0.4), and the equity/assets ratio was 22.7 (Dec. 31, 2009: 24.1) percent.

Total assets in the consolidated statement of financial position amounted to SEK 80.0 (Dec. 31, 2009: 83.8) billion. Due to currency rate effects, total assets decreased by SEK 0.2 billion.

The carrying amount of current-asset properties totaled SEK 21.6 billion, of which Commercial Development current-asset properties accounted for SEK 11.6 billion.

Residential Development

Reported in compliance with IFRSs

SEK M	Residential Development
Completed projects	875
Ongoing projects	2,441
Undeveloped land and development properties	6,769
Total	**10,085**

At the end of the second quarter, there were 3,377 (3,902) residential units under construction. Of these, 67 (68) percent were sold. The number of completed unsold residential units totaled 343 (618), of which 228 in the Czech Republic. During the period, construction started on 1,914 (362) units. In the Nordic countries, the number of residential units started was 1,640 (241), while in the Czech Republic they totaled 274 (121). The number of residential units sold during the period was 1,541 (1,112). In the Nordic countries, the number of units sold totaled 1,335 (974), while sales in the Czech Republic totaled 206 (138) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 10.1 billion. A breakdown of the carrying amount can be seen in the table above. The carrying amount of undeveloped land and development properties was SEK 6.8 billion, with an estimated market value of about SEK 7.8 billion according to the appraisal carried out in conjunction with the annual financial statements as of December 31, 2009. This was equivalent to Skanska-owned building rights for about 21,700 residential units and about 2,100 building rights in associated companies. In addition, the business stream was entitled to purchase about 10,200 more building rights under certain conditions.

Commercial Development

Reported in compliance with IFRSs

Breakdown of carrying amounts and market values, current-asset properties, June 30, 2010

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value [1]	Occupancy rate, %	Degree of completion, %
Completed projects	5,473	5,473	7,123	92	100
Undeveloped land and development properties	3,197	3,197	3,655		
Subtotal	**8,670**	**8,670**	**10,778**		
Ongoing projects	2,880	5,162	6,207 [2]	70	58
Total	**11,550**	**13,832**	**16,985**		
of which ongoing projects sold according to segmentreporting	*1,709*	*2,028*	*2,359*		

1 Market value according to appraisal on December 31, 2009
2 Estimated market value at completion

Commercial Development has 17 projects underway, 12 of them in the Nordic countries. During the period, it started seven new projects, with an estimated investment volume of SEK 1.9 billion. Ongoing projects represented leasable space of about 212,000 sq. m (2.28 million sq. ft.) and had a pre-leasing rate of 70 percent, measured in rent. At the end of the period, the carrying amount for ongoing projects was SEK 2.9 billion. Their carrying amount upon completion is expected to total SEK 5.2 billion, with an estimated market value of SEK 6.2 billion. The degree of completion in ongoing projects was about 58 percent. Of these ongoing projects, three were sold according to segment reporting. These projects were equivalent to a carrying amount upon completion of SEK 2.0 billion, with a market value of SEK 2.4 billion.

The market value of completed projects was SEK 7.1 billion, which represented a surplus value of SEK 1.7 billion. The occupancy level measured in rent totaled 92 percent.

The carrying amount of undeveloped land and development properties (building rights) totaled about SEK 3.2 billion, with an estimated market value of about SEK 3.7 billion.

Accumulated eliminations of intra-Group project gains amounted to SEK 362 M. These eliminations are reversed as each respective project is divested.

Infrastructure Development

Reported in compliance with IFRSs

Unrealized development gains, Infrastructure Development

SEK bn	Jun 30 2010	Mar 31 2010	Jun 30 2009
Present value of cash flow from projects	12.3	11.2	11.4
Present value of remaining investments	-1.2	-0.9	-1.3
Net present value of projects	**11.1**	**10.3**	**10.1**
Carrying amount	-2.1	-2.1	-2.4
Unrealized development gain	**9.0**	**8.2**	**7.7**

At the end of the period, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.1 (Dec. 31, 2009: 2.1) billion. Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 1.2 (Dec. 31, 2009: 1.4) billion, with a present value of about SEK 1.2 (Dec. 31, 2009: 1.0) billion. At the end of the period, unrealized development gains totaled about SEK 9.0 (Dec. 31, 2009: 8.5) billion. During the period, this amount was mainly impacted favorably by time value effects in appraisal of future cash flows and by currency rate effects.

Equity

Reported in compliance with IFRSs

Summary statement of changes in equity

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Opening balance	20,167	18,553	20,752	18,675	18,296	18,553
of which non-controlling interests	*170*	*178*	*164*	*171*	*181*	*178*
Dividend to shareholders	-2,582	-2,185	-2,582	-2,185	-2,582	-2,185
Dividend to non-controlling interests	-3	-5	-2	0	-6	-8
Effects of equity-settled share-based payments	100	54	59	30	176	130
Repurchase of shares	-95	-62	-95	-62	-388	-355
Other transfers of assets recognized directly in equity	0	0	0	0	0	0
Total comprehensive income attributable to						
Equity holders	554	1,932	4	1,827	2,654	4,032
Non-controlling interests	-8	9	-3	11	-17	0
Closing balance	**18,133**	**18,296**	**18,133**	**18,296**	**18,133**	**20,167**
of which non-controlling interests	*159*	*181*	*159*	*181*	*159*	*170*

Equity and adjusted equity

SEK bn	Jun 30 2010	Jun 30 2009	Dec 31 2009
Equity attributable to equity holders	18.0	18.1	20.0
Unrealized surplus land value in Residential Development	1.0	1.0	1.0
Unrealized Commercial Development gains	2.6	2.0	2.2
Unrealized Infrastructure Development gains	9.0	7.7	8.5
Less 15 percent standard corporate tax	-1.9	-1.6	-1.8
Adjusted equity	28.7	27.2	29.9
Equity per share, SEK [1]	43.50	43.61	48.44
Adjusted equity per share, SEK [2]	69.42	65.43	72.54

1 Equity atributable to equity holders divided by the number of shares outstanding after repurchases and conversion

2 Adjusted equity divided by the number of shares outstanding after repurchases and conversion

Investments and divestments

Reported in compliance with IFRSs

In the Construction business stream, investments totaled SEK -637 M (-591). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction amounted to SEK -529 M (-463). During the period, depreciation of property, plant and equipment totaled SEK -635 M (-699).

In Residential Development, investments totaled SEK -2,396 M (-1,887), including about SEK -1 029 M related to acquisitions of land equivalent to about 2,225 building rights.

In Commercial Development, investment decreased to SEK -1,311 M (-2,468), including SEK 202 M related to investments in land. Divestments in the form of sales of completed properties, ongoing projects and shares totaled SEK 2,728 M (2,447). Net investments in Commercial Development amounted to SEK 1,417 M (-22).

Investments in Infrastructure Development amounted to SEK -225 M (-177) and divestments were SEK 348 M (55). Net investments in Infrastructure Development were SEK 123 M (-122).

The Group's total investments amounted to SEK -4,566 M (-4,921). Divestments amounted to SEK 5,605 M (5,793) and the Group's net investments were SEK 1,039 M (872).

Group net investments

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
OPERATIONS - INVESTMENTS						
Intangible assets	-17	-32	-12	-14	-47	-62
Property, plant and equipment	-545	-541	-357	-266	-1,277	-1,273
Assets in Infrastructure Development	-225	-177	-83	-147	-493	-445
Shares and participations	-74	-125	-73	-126	-77	-128
Current-asset properties	-3,705	-4,041	-2,505	-1,993	-7,116	-7,452
of which Residential Development	*-2,371*	*-1,627*	*-1,690*	*-697*	*-3,857*	*-3,113*
of which Commercial Development	*-1,334*	*-2,414*	*-815*	*-1,296*	*-3,259*	*-4,339*
Investments	**-4,566**	**-4,916**	**-3,030**	**-2,546**	**-9,010**	**-9,360**
OPERATIONS - DIVESTMENTS						
Intangible assets	11	0	11	0	11	0
Property, plant and equipment	90	107	42	57	384	401
Assets in Infrastructure Development	348	55	139	55	430	137
Shares and participations	4	1	0	1	5	2
Current-asset properties	5,152	5,630	2,403	4,469	9,661	10,139
of which Residential Development	*2,397*	*3,392*	*1,239*	*2,261*	*4,926*	*5,921*
of which Commercial Development	*2,755*	*2,238*	*1,164*	*2,208*	*4,735*	*4,218*
Divestments	**5,605**	**5,793**	**2,595**	**4,582**	**10,491**	**10,679**
Net investments in operations[1]	**1,039**	**877**	**-435**	**2,036**	**1,481**	**1,319**
STRATEGIC INVESTMENTS						
Businesses	0	-5	0	-4	-5	-10
Shares	0	0	0	0	-51	-51
Strategic investments	**0**	**-5**	**0**	**-4**	**-56**	**-61**
STRATEGIC DIVESTMENTS						
Businesses	0	0	0	0	0	0
Strategic divestments	**0**	**0**	**0**	**0**	**0**	**0**
Net strategic investments[1]	**0**	**-5**	**0**	**-4**	**-56**	**-61**
TOTAL NET INVESTMENTS[1]	**1,039**	**872**	**-435**	**2,032**	**1,425**	**1,258**
Depreciation, non-current assets	-645	-709	-326	-348	-1,413	-1,477

1 (+) divestments, (-) investments

Reconciliation between segment reporting and IFRSs

	External revenue		Intra-Group revenue		Total revenue		Operating income	
	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun
SEK M	2010	2009	2010	2009	2010	2009	2010	2009
Construction [1]	49,761	61,445	2,050	3,031	51,811	64,476	1,693	2,077
Residential Development	3,634	2,857	60	80	3,694	2,937	331	-122
Commercial Development	2,738	1,136	0	206	2,738	1,342	454	261
Infrastructure Development	104	102	0	0	104	102	263	152
Total operating segments	56,237	65,540	2,110	3,317	58,347	68,857	2,741	2,368
Central	107	28	135	67	242	95	-376	-299
Eliminations	0	-554	-2,245	-3,384	-2,245	-3,938	9	-12
Total Group	56,344	65,014	0	0	56,344	65,014	2,374	2,057
Reconciliation to IFRSs	-819	3,428	0	0	-819	3,428	-231	843
Total IFRSs	55,525	68,442	0	0	55,525	68,442	2,143	2,900

1 of which external revenue from joint ventures in Infrastructure Development SEK 3 301 M (2 505)

	Segment	IFRS	Segment	IFRS	Segment	IFRS	Segment	IFRS
	Jan-Jun	Jan-Jun	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun	Apr-Jun	Apr-Jun
SEK M	2010	2010	2009	2009	2010	2010	2009	2009
Revenue								
Construction	51,811	51,811	64,476	64,476	28,561	28,561	34,007	34,007
Residential Development	3,694	2,517	2,937	4,950	2,087	1,311	1,610	2,933
Commercial Development	2,738	3,096	1,342	2,757	970	1,319	951	2,406
Infrastructure Development	104	104	102	102	76	76	90	90
Central and eliminations	-2,003	-2,003	-3,843	-3,843	-1,196	-1,196	-1,758	-1,758
Skanska Group	56,344	55,525	65,014	68,442	30,498	30,071	34,900	37,678
Operating income								
Construction	1,693	1,693	2,077	2,077	1,135	1,135	1,351	1,351
Residential Development	331	113	-122	148	233	79	-58	122
Commercial Development [1]	454	511	261	835	181	235	246	825
Infrastructure Development	263	263	152	152	121	121	152	152
Central	-376	-376	-299	-311	-228	-227	-155	-168
Eliminations [1]	9	-61	-12	-1	12	-58	-5	7
Operating income	2,374	2,143	2,057	2,900	1,454	1,285	1,531	2,289
Net financial items	24	24	-99	-99	8	8	-22	-22
Income after financial items	2,398	2,167	1,958	2,801	1,462	1,293	1,509	2,267
Taxes	-671	-606	-537	-769	-409	-361	-386	-589
Profit for the period	1,727	1,561	1,421	2,032	1,053	932	1,123	1,678
Earnings for the period per share, SEK [2]	4.18		3.40		2.53		2.70	
Earnings for the period per share according to IFRS, SEK [2]		3.77		4.87		2.25		4.02
1 Of which gains from divestments of commercial properties reported in:								
Commercial Development	377	443	270	5	158	221	255	255
Eliminations	60	41	28	28	45	26	22	22

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

Residential Development

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Revenue according to segment reporting - binding agreement	3,694	2,937	2,087	1,610	7,301	6,544
Plus properties sold before this period	2,873	5,849	0	0	2,873	5,849
Less properties not yet occupied by the buyer	-3,948	-3,841	-727	1,296	-2,980	-2,873
Currency rate differences	-102	5	-49	27	-187	-80
Revenue according to IFRIC 15 - handover	2,517	4,950	1,311	2,933	7,007	9,440
Operating income according to segment reporting - binding agreement	331	-122	233	-58	437	-16
Plus properties sold before this period	338	794	0	0	338	794
Less properties not yet occupied by the buyer	-489	-523	-94	173	-304	-338
Adjustment income from JV and associated companies	-56	0	-56	0	-56	0
Currency rate differences	-11	-1	-4	7	-23	-13
Operating income according to IFRIC 15 - handover	113	148	79	122	392	427

According to segment reporting, revenue for the period in Residential Development was SEK 3,694 M and operating income was SEK 331 M. To comply with IFRSs, add the revenue and earnings of the residential units that were sold during prior periods but were handed over during the period. Then subtract the residential units that were sold during the period but where the purchaser did not yet take possession, plus exchange rate differences. According to IFRSs, revenue in Residential Development was SEK 2,517 M. According to IFRSs, operating income in Residential Development was SEK 113 M.

Commercial Development

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Revenue according to segment reporting - binding agreement	**2,738**	**1,342**	**970**	**951**	**5,942**	**4,546**
Plus properties sold before this period	2,781	3,022	0	0	2,781	3,022
Less properties not yet occupied by the buyer	-2,384	-1,852	362	1,468	-3,313	-2,781
Currency rate differences	-39	245	-13	-13	-116	168
Revenue according to IFRIC 15 - handover	**3,096**	**2,757**	**1,319**	**2,406**	**5,294**	**4,955**
Operating income according to segment reporting - binding agreement	**454**	**261**	**181**	**246**	**973**	**780**
Plus properties sold before this period	401	766	0	0	409	774
Less properties not yet occupied by the buyer	-345	-233	53	598	-513	-401
Adjustment income from JV and associated companies	0	0	0	0	0	0
Currency rate differences	1	41	1	-19	5	45
Operating income according to IFRIC 15 - handover	**511**	**835**	**235**	**825**	**874**	**1,198**

According to segment reporting, revenue for the period in Commercial Development was SEK 2,738 M and operating income was SEK 454 M. To comply with IFRSs, add the revenue and earnings of the properties that were sold during prior periods but were handed over during the period. Then subtract the properties that were sold during the period but where the purchaser did not yet take possession, plus exchange rate differences. According to IFRSs, revenue in Commercial Development was SEK 3,096 M. According to IFRSs, operating income in Commercial Development was SEK 511 M.

The Skanska Group

Summary income statement

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Revenue	55,525	68,442	30,071	37,678	126,207	139,124
Cost of sales	-50,157	-61,677	-27,075	-33,482	-113,897	-125,417
Gross income	**5,368**	**6,765**	**2,996**	**4,196**	**12,310**	**13,707**
Selling and administrative expenses	-3,599	-4,092	-1,875	-2,053	-7,585	-8,078
Income from joint ventures and associated companies	374	227	164	146	551	404
Operating income	**2,143**	**2,900**	**1,285**	**2,289**	**5,276**	**6,033**
Financial income	127	93	70	38	286	252
Financial expenses	-103	-192	-62	-60	-396	-485
Net financial items [1]	**24**	**-99**	**8**	**-22**	**-110**	**-233**
Income after financial items	**2,167**	**2,801**	**1,293**	**2,267**	**5,166**	**5,800**
Taxes	-606	-769	-361	-589	-1,416	-1,579
Profit for the period	**1,561**	**2,032**	**932**	**1,678**	**3,750**	**4,221**

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
1 of which						
Interest income	107	93	50	38	266	252
Financial net pension costs	24	-20	10	-10	8	-36
Interest expenses	-94	-153	-38	-60	-358	-417
Capitalized interest expenses	32	98	4	40	122	188
Net interest	69	18	26	8	38	-13
Change in fair value	-26	-62	-13	-28	-54	-90
Other net financial items	-19	-55	-5	-2	-94	-130
Net financial items	**24**	**-99**	**8**	**-22**	**-110**	**-233**
Profit attributable to:						
Equity holders	1,559	2,026	930	1,673	3,749	4,216
Non-controlling interests	2	6	2	5	1	5
Earnings per share after repurchases and conversion, SEK [2]	3.77	4.87	2.25	4.02	9.06	10.16
Earnings per share after repurchases, conversion and dilution, SEK [3]	3.75	4.86	2.24	4.01	9.01	10.12

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

3 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

Net financial items

Net financial items amounted to SEK 24 M (-99). Net interest income amounted to SEK 69 M (18). Capitalization of interest expenses in ongoing projects for Skanska's own account declined due to lower project volume, amounting to SEK 32 M (98). The net change in the fair value of financial instruments amounted to SEK -26 M (-62). Other financial items totaled SEK -19 M (-55) and mainly consisted of currency rate differences.

Summary statement of comprehensive income

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Profit for the period	**1,561**	**2,032**	**932**	**1,678**	**3,750**	**4,221**
Other comprehensive income						
Translation differences attributable to equity holders	-431	391	100	-244	-1,146	-324
Translation differences attributable to non-controlling interests	-10	3	-5	6	-18	-5
Hedging of exchange rate risk in foreign operations	89	-179	-25	57	276	8
Effects of actuarial gains and losses on pensions [3]	-685	-94	-930	513	173	764
Effects of cash flow hedges [1]	-139	-234	-379	-17	-304	-399
Tax attributable to other comprehensive income [2, 3]	161	22	308	-155	-94	-233
Other comprehensive income for the period	**-1,015**	**-91**	**-931**	**160**	**-1,113**	**-189**
Total comprehensive income for the period	**546**	**1,941**	**1**	**1,838**	**2,637**	**4,032**
Total comprehensive income attributable to						
Equity holders	554	1,932	4	1,827	2,654	4,032
Non-controlling interests	-8	9	-3	11	-17	0
1 of which transferred to income statement	-41	9	-30	5	-18	32
2 of which tax related to						
- actuarial gains and losses on pensions	186	-33	254	-199	4	-215
- cash flow hedges	-25	9	54	-2	-52	-18
3 Total effect on equity from actuarial gains and losses on pensions	-499	-70	-676	371	-978	-549

Translation differences related to equity in subsidiaries attributable to equity holders totaled SEK -431 M (391) due to the strengthening of the Swedish krona, mainly against the USD and EUR. The effects of actuarial gains and losses on pensions totaled SEK -685 M (-94), due to lowered discount rates when estimating Skanska's liability in Sweden and Norway and because return on equity amounted to approximately 0 percent compared to an actuarially estimated return of about 3 percent.

Parent Company

Net sales of the Parent Company during the period January-June was SEK 0 M (0). Operating income amounted to SEK -187 M (-199). Income after financial items totaled SEK 2,788 M (2,271). The average number of employees in the Parent Company was 81 (81).

Summary income statement, Parent Company

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Apr-Jun 2009
Net sales	0	0	0	0	319	319
Cost of sales and selling and administrative expenses	-187	-199	-93	-94	-515	-527
Operating income	**-187**	**-199**	**-93**	**-94**	**-196**	**-208**
Net financial items	2,975	2,470	2,985	2,477	3,195	2,690
Income after financial items	**2,788**	**2,271**	**2,892**	**2,383**	**2,999**	**2,482**
Taxes	76	60	49	31	28	12
Profit for the period	**2,864**	**2,331**	**2,941**	**2,414**	**3,027**	**2,494**
Total comprehensive income	**2,864**	**2,331**	**2,941**	**2,414**	**3,027**	**2,494**

Summary balance sheet, Parent Company

SEK M	Jun 30 2010	Jun 30 2009	Dec 31 2009
ASSETS			
Intangible non-current assets	11	12	17
Property, plant and equipment	3	2	2
Financial non-current assets [1]	20,595	17,396	17,636
Total non-current assets	**20,609**	**17,410**	**17,655**
Current receivables	175	199	135
Total current assets	**175**	**199**	**135**
TOTAL ASSETS	**20,784**	**17,609**	**17,790**
EQUITY AND LIABILITIES			
Equity	7,524	7,454	7,330
Provisions	220	193	212
Non-current interest-bearing liabilities [1]	12,980	9,867	10,143
Current liabilities	60	95	105
TOTAL EQUITY AND LIABILITIES	**20,784**	**17,609**	**17,790**
Average number of employees	81	81	81

1 Of these amounts, SEK 9,883 M (Dec 31, 2009: 6,925) were intra-Group receivables and SEK 12,980 M (Dec 31, 2009: 10,143) intra-Group liabilities.

Note, contingent liabilities

The Parent Company's contingent liabilities totaled SEK 125.5 bn (Dec 31, 2009: 109.0), of which SEK 117.6 bn (Dec 31, 2009: 97.5) was related to obligations on behalf of Group companies. Other obligations, SEK 7.9 bn (Dec 31 2009: 11.5), were related to commitments to outside parties.

Share data

	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Apr-Jun 2009
Earnings for the period per share according to segment reporting after repurchases and conversion, SEK [1]	**4.18**	**3.40**	**2.53**	**2.70**	**9.44**	**8.66**
Earnings per share after repurchases and conversion, SEK [1]	3.77	4.87	2.25	4.02	9.06	10.16
Earnings per share after repurchases, conversion and dilution, SEK [2]	3.75	4.86	2.24	4.01	9.01	10.12
Average number of shares outstanding after repurchases and conversion [3]	413,566,384	415,989,071				415,059,131
Average number of shares outstanding after repurchases, conversion and dilution [3]	415,928,385	417,180,543				416,743,454
Average dilution, percent [3]	0.57	0.24				0.40
Number of shares, at balance sheet date	423,053,072	423,053,072				423,053,072
of which Series A and Series B shares	419,413,072	419,113,072				419,113,072
of which Series D shares (without right to dividend, in Skanska's own custody)	3,640,000	3,940,000				3,940,000
Number of Series D shares converted to Series B shares	860,000	560,000				560,000
Average price, repurchased shares, SEK	102.55	94.17				100.69
Number of Series B shares repurchased	7,024,000	3,539,000				6,214,000
of which repurchased during the year	810,000	744,000				3,419,000
Number of shares in Skanska's own custody	7,013,972	3,698,538				6,331,190
Number of shares outstanding after repurchases and conversion	412,399,100	415,414,534				412,781,882
Number of shares outstanding after repurchases, conversion and dilution	415,515,935	417,006,067				415,262,136

1 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases and conversion

2 Earnings for the period attributable to equity holders divided by the average number of shares outstanding after repurchases, conversion and dilution

3 Rolling 12 months

Five-year Group financial summary

	Jan-Jun 2010	Jan-Jun 2009	Jan-Jun 2008 [2)]	Jan-Jun 2007 [2)]	Jan-Jun 2006 [2)]
Revenue	55,525	68,442	68,596	63,967	58,914
Operating income	2,143	2,900	2,424	2,198	2,567
Profit for the period	1,561	2,032	1,962	1,634	2,006
Earnings per share after repurchases and conversion, SEK	3.77	4.87	4.66	3.87	4.77
Return on capital employed, %	20.2	18.6	25.8	20.5	23.9
Return on equity, %	19.3	19.2	22.4	17.2	22.9
Operating margin, %	3.9	4.2	3.5	3.4	4.4
Cash flow per share [1]	-4.99	-4.87	-14.90	-8.30	-4.32

1 Cash flow before change in interest-bearing receivables and liabilites divided by the average number of shares outstanding after repurchases and conversion

2 Comparative figures for 2006-2008 have not been adjusted to the effects of IFRIC 12 och IFRIC 15

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the closing day		
SEK	**Jan-Jun 2010**	**Jan-Jun 2009**	**Jun 30 2010**	**Jun 30 2009**	**Dec 31 2009**
U.S. dollar	7.39	8.16	7.75	7.67	7.19
British pound	11.26	12.15	11.64	12.69	11.40
Norwegian krone	1.22	1.22	1.20	1.20	1.24
Euro	9.80	10.86	9.52	10.82	10.30
Czech koruna	0.38	0.40	0.37	0.42	0.39
Polish zloty	2.45	2.43	2.30	2.43	2.50

Personnel

The average number of employees in the Group was 50,174 (54,441).

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry differs in this way from typical manufacturing that operates in permanent facilities with long production runs.

In Skanska's operations there are many types of contractual mechanisms. The degree of risks associated with prices of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparations to completion of the assignment, with regard to technical, legal and financial risks.

For further information about risks and a description of key estimates and judgments, see the Report of the Directors and Notes 2 and 6 in the Annual Report for 2009 as well as the above section on the market outlook.

Other matters

Repurchases of shares

At its meeting on May 6, the Board of Directors decided to exercise its authorization by the Annual Shareholders' Meeting to repurchase shares on the following conditions. On one or more occasions, however no later than the 2011 Annual Shareholders' Meeting, a maximum of 4,500,000 Series B shares in Skanska may be acquired for the purpose of securing delivery of shares to participants in the Skanska Employee Ownership Program. Acquisitions may only be made on the NASDAQ OMX Stockholm exchange at a price within the applicable range of prices at any given time, meaning the interval between the highest purchase price and lowest selling price. On June 30, 2010, Skanska held 7,013,972 Series B shares in its own custody.

Events after the end of the report period

Property divestments during the third quarter

Skanska sold the land and development project for the Swedish Security Service's new headquarters in Solna, near Stockholm, to the government-owned property company Specialfastigheter Sverige AB. The land comprises about 9,000 sq. m (96,900 sq. ft.). Skanska Sweden is also receiving a design and construction assignment totaling about SEK 1 billion.

Skanska sold the Hjälmarekajen office property in Malmö for SEK 400 M, and the capital gain totals about SEK 120 M. The purchaser is Svenska Vårdbostäder AB (which will continue its operations as Executive Property Svenska AB). The transfer is scheduled to take place on September 30, 2010.

Financial reports related to 2010

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports for the 2010 financial year will be published on the following dates:

November 4, 2010	Nine Month Report
February 10, 2011	Year-end Report

Certification

The Board of Directors and the President and CEO certify that this Six Month Report provides a true and fair overview of the performance of the business, position and earnings of the Company and the Group and describes the principal risks and uncertainties faced by the Parent Company and the companies in the Skanska Group.

Solna, July 23, 2010

Sverker Martin-Löf
Chairman

Stuart Graham
Board member

Josephine Rydberg-Dumont
Board member

Finn Johnsson
Board member

Charlotte Strömberg
Board member

Sir Adrian Montague
Board member

Matti Sundberg
Board member

Lars Pettersson
Board member

Inge Johansson
Board member

Roger Karlström
Board member

Alf Svensson
Board member

Johan Karlström
President and CEO,
Board member

This interim report has not been subjected to a review by the Company's auditors.

Additional information, segment reporting

Revenue and earnings

Construction

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Revenue	51,811	64,476	28,561	34,007	117,723	130,388
Gross Income	**4,464**	**5,340**	**2,524**	**2,974**	**10,308**	**11,184**
Selling and administrative expenses	-2,775	-3,265	-1,392	-1,619	-5,827	-6,317
Income from joint ventures and associated companies	4	2	3	-4	5	3
Operating income	**1,693**	**2,077**	**1,135**	**1,351**	**4,486**	**4,870**
Investments	-637	-591	-439	-298	-1,489	-1,443
Divestments	108	128	50	72	469	489
Net investments	**-529**	**-463**	**-389**	**-226**	**-1,020**	**-954**
Gross margin, %	8.6	8.3	8.8	8.7	8.8	8.6
Selling and administrative expenses, %	-5.4	-5.1	-4.9	-4.8	-4.9	-4.8
Operating margin %	3.3	3.2	4.0	4.0	3.8	3.7
Order bookings, SEK bn	72.5	61.7	46.8	37.6	139.6	128.8
Order backlog, SEK bn	160.4	144.0				136.5
Employees	48,777	53,147				51,660

Residential Development

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Revenue	3,694	2,937	2,087	1,610	7,301	6,544
Gross Income	**527**	**179**	**300**	**97**	**926**	**578**
Selling and administrative expenses	-250	-295	-122	-149	-545	-590
Income from joint ventures and associated companies	54	-6	55	-6	56	-4
Operating income	**331**	**-122**	**233**	**-58**	**437**	**-16**
Operating margin, %	9.0	neg	11.2	neg	6.0	neg
Employees	621	694				669

Commercial Development

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Revenue	2,738	1,342	970	951	5,942	4,546
Gross Income	**633**	**420**	**279**	**331**	**1,327**	**1,114**
Selling and administrative expenses	-179	-158	-98	-85	-355	-334
Income from joint ventures and associated companies	0	-1	0	0	1	0
Operating income	**454**	**261**	**181**	**246**	**973**	**780**
of which gain from divestments of properties [1]	377	270	158	255	861	754
of which writedowns/reversal of writedowns	-4	-22	-4	-22	-61	-79
Employees	193	183				187
1 Additional gain included in eliminations was	60	28	45	22	105	73

Infrastructure Development

SEK M	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Revenue	104	102	76	90	153	151
Gross Income	**-34**	**0**	**3**	**36**	**-93**	**-59**
Selling and administrative expenses	-75	-81	-43	-41	-149	-155
Income from joint ventures and associated companies	372	233	161	157	540	401
Operating income	**263**	**152**	**121**	**152**	**298**	**187**
of which gains from divestments of shares in projects	183	0	86	0	183	0
Investments	-225	-176	-83	-146	-494	-445
Divestments	348	55	139	55	430	137
Net investments	**123**	**-121**	**56**	**-91**	**-64**	**-308**
Capital employed, SEK bn	2.0	2.1				1.9
Return on capital employed (RoCE), % [1]	16.2	neg				9.3
Employees	132	129				128

1 Rolling 12 months

Construction by business/reporting unit

SEK M	Revenue Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Sweden	10,480	12,682	5,836	6,550	22,398	24,600
Norway	5,376	5,794	2,879	3,131	10,836	11,254
Finland	2,812	3,394	1,603	1,770	6,569	7,151
Poland	3,031	2,102	2,151	1,405	8,314	7,385
Czech Republic	3,341	5,101	2,095	3,142	9,989	11,749
UK	7,110	9,289	3,618	5,033	16,204	18,383
USA Building	11,198	16,768	5,812	8,305	25,226	30,796
USA Civil	5,885	6,563	3,266	3,365	12,376	13,054
Latin America	2,578	2,783	1,301	1,306	5,811	6,016
Total	**51,811**	**64,476**	**28,561**	**34,007**	**117,723**	**130,388**

SEK M	Operating income Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009	Operating margin, % Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Sweden	427	556	346	394	841	970	4.1	4.4	5.9	6.0	3.8	3.9
Norway	192	211	51	126	436	455	3.6	3.6	1.8	4.0	4.0	4.0
Finland	-31	86	-21	41	115	232	neg	2.5	neg	2.3	1.8	3.2
Poland	163	100	133	68	401	338	5.4	4.8	6.2	4.8	4.8	4.6
Czech Republic	96	177	119	229	443	524	2.9	3.5	5.7	7.3	4.4	4.5
UK	174	181	110	108	457	464	2.4	1.9	3.0	2.1	2.8	2.5
USA Building	176	257	102	129	430	511	1.6	1.5	1.8	1.6	1.7	1.7
USA Civil	484	425	302	228	1,187	1,128	8.2	6.5	9.2	6.8	9.6	8.6
Latin America	12	84	-7	28	176	248	0.5	3.0	neg	2.1	3.0	4.1
Total	**1,693**	**2,077**	**1,135**	**1,351**	**4,486**	**4,870**	**3.3**	**3.2**	**4.0**	**4.0**	**3.8**	**3.7**

SEK M	Order backlog Jun 30 2010	Jun 30 2009	Dec 31 2009	Order bookings Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Sweden	29,184	18,315	15,437	23,944	11,365	18,034	5,036	34,396	21,817
Norway	10,122	6,902	9,121	6,679	3,845	4,308	1,690	14,108	11,274
Finland	6,337	5,302	4,740	4,793	2,892	2,749	1,741	8,186	6,285
Poland	11,131	5,930	12,079	2,985	2,828	1,607	2,161	14,115	13,958
Czech Republic	9,568	14,195	11,104	2,375	4,551	1,630	2,436	6,784	8,960
UK	28,671	31,326	24,496	10,778	15,018	7,983	11,985	15,972	20,212
USA Building	31,948	32,829	29,639	11,192	16,974	6,430	9,683	23,988	29,770
USA Civil	26,804	24,880	26,364	4,344	1,846	1,627	1,177	14,352	11,854
Latin America	6,627	4,321	3,548	5,383	2,382	2,467	1,680	7,654	4,653
Total	**160,392**	**144,000**	**136,528**	**72,473**	**61,701**	**46,835**	**37,589**	**139,555**	**128,783**

Residential Development

SEK M	Revenue						Operating Income[1]					
	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Sweden	1,557	1,501	814	803	3,199	3,143	143	17	104	18	184	58
Norway	623	402	337	140	1,009	788	34	-29	24	-22	50	-13
Denmark	-	23	-	13	105	128	-	-17	-	-8	-21	-38
Finland	1,239	827	768	540	2,529	2,117	127	-81	85	-39	190	-18
Nordics	**3,419**	**2,753**	**1,919**	**1,496**	**6,842**	**6,176**	**304**	**-110**	**213**	**-51**	**403**	**-11**
Czech Republic	275	184	168	114	459	368	27	-12	20	-7	34	-5
Total	**3,694**	**2,937**	**2,087**	**1,610**	**7,301**	**6,544**	**331**	**-122**	**233**	**-58**	**437**	**-16**

	Operating margin, %[1]					
	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Sweden	9.2	1.1	12.8	2.2	5.8	1.8
Norway	5.5	neg	7.1	neg	5.0	neg
Denmark	-	neg	-	neg	neg	neg
Finland	10.3	neg	11.1	neg	7.5	neg
Nordics	**8.9**	**neg**	**11.1**	**neg**	**5.9**	**neg**
Czech Republic	9.8	neg	11.9	neg	7.4	neg
Total	**9.0**	**neg**	**11.2**	**neg**	**6.0**	**neg**

1 Development gain only. Construction margin reported under Construction.

Units	Started						Units Sold			
	Jan-Jun 2010	Jan-Jun 2009	Apr-Jun 2010	Apr-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009	Jan-Jun 2010	Jan-Jun 2009	Jul 2009-Jun 2010	Jan-Dec 2009
Sweden	773	241	304	79	1,050	518	586	530	1,200	1,144
Norway	180	0	105	0	323	143	155	99	265	209
Finland	687	0	433	0	715	28	594	345	1,019	770
Nordics	**1,640**	**241**	**842**	**79**	**2,088**	**689**	**1,335**	**974**	**2,484**	**2,123**
Czech Republic	274	121	120	120	274	121	206	138	337	269
Total	**1,914**	**362**	**962**	**199**	**2,362**	**810**	**1,541**	**1,112**	**2,821**	**2,392**

Units	Under construction			Of which sold, %		
	Jun 30 2010	Jun 30 2009	Jan-Dec 2009	Jun 30 2010	Jun 30 2009	Dec 31 2009
Sweden	1,843	2,355	1,608	70	73	81
Norway	306	83	136	63	83	42
Finland	828	392	263	69	46	79
Nordics	**2,977**	**2,830**	**2,007**	**69**	**69**	**78**
Czech Republic	400	1,072	422	49	62	59
Total	**3,377**	**3,902**	**2,429**	**67**	**68**	**75**

	Completed unsold, number of units		
	Jun 30 2010	Jun 30 2009	Dec 31 2009
Sweden	39	62	95
Norway	1	42	10
Finland	75	423	185
Nordics	**115**	**527**	**290**
Czech Republic	228	91	190
Total	**343**	**618**	**480**